  Exhibit 99.1

CORDOVACANN EXPANDS IN CALIFORNIA BY SECURING
290 ACRES OF LAND AND AN OPERATIONAL TEAM

TORONTO, ONTARIO, October 31, 2018 – CordovaCann Corp. (CSE: CDVA) (OTCQB: LVRLF) (“Cordova” or the “Company”), a cannabis-focused consumer products company, announced today that the Company has agreed to acquire land and assets in Covelo, California (the “Assets”) for the total purchase price of $6,200,000 United States Dollars. In conjunction with the purchase of the Assets, the Company has also exclusively engaged a team of experienced operators that have worked in the northern California cannabis market for well over a decade (the “Operators”) who will utilize the Assets for cultivation, processing, manufacturing and distribution of cannabis products.

The Assets to be acquired include 276 acres of contiguous land parcels suitable for cannabis cultivation and an additional 14 acres of industrial-zoned contiguous land parcels that may also be utilized for cultivation. The Company expects the Operators will commence their initial phase of cultivation in 164,000 square feet of greenhouses on the properties in the first calendar quarter of 2019. The Assets also include a 16,250 square foot facility that will be used for processing, manufacturing and distribution of cannabis products for both wholesale and retail markets across California. The Operators plan to continue working with local cannabis growers in the region and therefore the Company anticipates generating revenues in the California market in early 2019, ahead of the first harvest on the Assets.

The Company has agreed to purchase the land parcels for a total of $4,200,000 United States Dollars and the Covelo facility for an additional $2,000,000 United States Dollars. The transactions as contemplated are expected to close on or around November 30, 2018 and are subject to standard terms and conditions of transactions of this nature, including but not limited to the completion of satisfactory due diligence and the approval of Cordova’s board of directors. The Company is currently pursuing both debt and equity issuances to finance the closing of the transactions. Furthermore, the Company has granted to the Operators warrants for the purchase of 2,000,000 common shares of the Company, exercisable for a period of forty-eight (48) months at a price of $2.00 Canadian Dollars per share. The warrants shall vest in equal tranches of 250,000 every six (6) months from the date of issuance.

Mr. Taz Turner, Chairman and CEO of Cordova, commented, “These transactions will significantly expand Cordova’s presence in California, the largest cannabis market in the world. We expect to generate considerable revenue and free cash flow from these assets during our first year of ownership. We also intend to grow these operations substantially over the next two years given their tremendous expansion capacity. These Assets are ideal for leveraging the intellectual property recently acquired through our strategic partnership with NWN Inc. and will provide Cordova with a strong platform to service the well-established and growing California market.”

To be added to the Company’s distribution list, please email cordova@kcsa.com with “Cordova” in the subject line.

About CordovaCann Corp.

CordovaCann Corp. is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple U.S. jurisdictions. Cordova primarily provides services and investment capital to the processing and production vertical markets of the cannabis industry.

Forward-looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on currently available competitive, financial and economic data and management's views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. The Company cannot provide assurances that the matters described in this press release will be successfully completed or occur. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: global economic and market conditions; the war on terrorism and the potential for war or other hostilities in other parts of the world; the availability of financing and lines of credit; successful integration of acquired or merged businesses; changes in interest rates; management's ability to forecast revenues and control expenses, especially on a quarterly basis; unexpected decline in revenues without a corresponding and timely slowdown in expense growth; the Company's ability to retain key management and employees; intense competition and the Company's ability to meet demand at competitive prices and to continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance; relationships with significant suppliers and customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in the Company's public filings on EDGAR and SEDAR. The Company undertakes no obligation to update information contained in this press release. For further information regarding risks and uncertainties associated with the Company's business, please refer to the risks and uncertainties detailed from time to time in the Company's EDGAR and SEDAR filings.

Company Contact:
Taz Turner
taz@cordovacann.com
(917) 843-2169

Investor Contact:
Phil Carlson / Elizabeth Barker
KCSA Strategic Communications
cordova@kcsa.com
(212) 896-1233

Media Contact:
Anne Donohoe
KCSA Strategic Communications
adonohoe@kcsa.com
(212) 896-1265